

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 14, 2006

Mr. Paul Wiesner
Chief Financial Officer
Storm Cat Energy Corporation
1125 17th Street, Suite 2310
Denver, Colorado 80202

> **Re:** **Storm Cat Enery Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 16, 2006**
> **File No. 1-32628**

Dear Mr. Wiesner:

We have reviewed your Form 20-F for the fiscal year 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Risk Factors, page 8

We focus heavily on risky unconventional plays…, page 12

1.   Please disclose what you mean by the term "unconventional play." Please revise
        your document to eliminate any unnecessary specialized industry terms and
        jargon, and for such terms retained, either fully explain them in the disclosure, or
        provide a cross reference to a glossary where you define those terms.

2.   Please remove the mitigating language from this and other risk factors.

3.   Include a risk factor that states the percentage of reserves that you have classified
        as proved undeveloped reserves. Explain how this will impact your results if you
        do not drill these wells or if they do not produce as forecast.

Pipeline capacity may be inadequate, page 13

4.   If you have a material number of your existing or near-term future planned wells
        not currently serviced by a pipeline, please quantify the number of wells and
        related reserves in the disclosure; and explain how this affected your results of
        operations in the past and may affect them in the future.

Effects of Government Regulation, page 22

United States, page 22

5.   You state that certain of your prospects are conducted on federal land. Please
        state the percentage of your Powder River Basin leases that are on federal lands
        and indicate whether there are pending environmental impact study issues that
        may impact the timing of development. If there are such matters pending, the
        prospect of not completing these procedures or receiving the related permits may
        need to be addressed as a risk factor.

Oil and Gas Properties, page 25

6.   Please disclose production, reserves, development status, and the nature of your
        interest for your properties. We consider properties to be leases or groups of
        leases in the same field or project. You may refer to the instructions to Items 4
        and 4.D, and the related Appendix A in Form 20-F, as well as Industry Guide 2,
        for further guidance.

Northeast Spotted Horse Field, page 25

7.   Please disclose your working and net interest in this field and indicate whether
        you are the operator.

Jamison/North Twenty Mile Fields, page 26

8.   Please disclose the extent to which your working and net interests will be reduced
        after payout occurs. Explain the terms that will be in effect at that time and the
        approximate date that you estimate payout will occur.

Operating and Financial Review and Prospects, page 30

Operating Results, page 31

9.   Please disclose your annual production and lease operating costs for the
        appropriate years and explain how these compare to the previous year; discuss
        the reasons for any material changes.

Trend Information, page 34

10.   Please expand the disclosure in this section to state your forecasted revenues and
        production in the next one to two years from your reserve report.

Financial Statements

Oil and Gas Producing Activity, page 90

11.   Please state under whose rules you determined your proved reserves. If they were
under SEC rules, include the definition of proved reserves as found in Appendix
A in Form 20-F. If you determined your proved reserves under Canada's NI 51-
101, please state that fact and include the appropriate definition.

12.   It appears that your first table is your reserve reconciliation table and not the
Standardized Measure of Discounted Future Net Cash Flows as stated. It also
appears that the values in that table are reserve volumes and not dollars as shown.
Please revise your document as necessary to correct these inconsistencies.

13.   Please correct your disclosure indicating you are following guidelines established
by the SEC in reporting your standardized measure of discounted future net cash
flows, to instead make reference to the guidance in Statement on Financial
Accounting Standards No. 69, published by the Financial Accounting Standards
Board.

Standardized Measure of Discounted Future Net Cash Flows, page 90

14.   Please disclose future development costs on a separate line item if they are
significant. See SFAS 69, paragraph 30(b), for guidance.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief